UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CorpBanca

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

21987A209 (Sponsored ADR)**

(CUSIP Number)

David L. Williams

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Alvaro Saieh Bendeck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Banking S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Compañía Inmobiliaria y de Inversiones SAGA SpA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,245,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,245,555
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,245,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Holding Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Inversiones Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,754,098,464
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 169,754,098,464
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,754,098,464
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.13%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Financial S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Holding Inversiones Limitada Sociedad en Comandita por Acciones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS CorpGroup Interhold SpA (f/k/a Inversiones CorpGroup Interhold Limitada)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 148,835,852,909
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 148,835,852,909
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,835,852,909
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.05%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 21987A209 (Sponsored ADRs)

1	NAMES OF REPORTING PERSONS Inversiones GASA Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,918,245,555
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 20,918,245,555
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,918,245,555
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.08%
14	TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 4 supplements and amends the Schedule 13D filed on May 29, 2014 by the Reporting Persons (as defined below), as amended on June 24, 2014, as amended on August 25, 2014, as amended on June 26, 2015 (as so amended, the “Schedule 13D”), relating to the Common Shares, no par value per share (the “Common Stock”), of CorpBanca, a company formed under the laws of the Republic of Chile (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

(a) – (c) This Schedule 13D is being filed by (collectively, the “Reporting Persons”):

(i) Alvaro Saieh Bendeck, a citizen of the Republic of Chile;

(ii) CorpGroup Banking S.A., a company formed under the laws of the Republic of Chile (“CGB”);

(iii) Compañía Inmobiliaria y de Inversiones SAGA SpA, a company formed under the laws of the Republic of Chile (“Saga”);

(iv) CorpGroup Holding Inversiones Limitada, a company formed under the laws of the Republic of Chile (“CGHI”);

(v) CorpGroup Inversiones Limitada, a company formed under the laws of the Republic of Chile (“CGI”);

(vi) CorpGroup Financial S.A., a company formed under the laws of the Republic of Chile (“CGF”);

(vii) CorpGroup Holding Inversiones Limitada Sociedad en Comandita por Acciones, a company formed under the laws of the Republic of Chile (“CGHIL”);

(viii) Corpgroup Interhold SpA (f/k/a Inversiones CorpGroup Interhold Limitada), a company formed under the laws of the Republic of Chile (“Interhold”); and

(ix) Inversiones GASA Limitada, a company formed under the laws of the Republic of Chile (“Gasa”).

All references to ICGI in this Schedule 13D shall now refer to Interhold.

Interhold is the controlling shareholder of CGB. CGHIL is the controlling shareholder of Interhold. CGF is the controlling person of CGHIL. Gasa is the sole shareholder of Saga. CGI is the controlling shareholder of each of CGF and Gasa. CGHI is the controlling shareholder of CGI. Mr. Saieh Bendeck is the chairman and controlling person of CGHI and a director of CGF. Each of the other Reporting Persons is in the business of investing in securities.

The principal business address for each of the Reporting Persons is Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile.

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) residence or business address, (c) present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, and (d) citizenship, in each case of each director and executive officer of the Reporting Persons, as applicable (the “Instruction C Information”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On April 1, 2016, Banco Itaú Chile merged with and into the Issuer pursuant to the Transaction Agreement (the “Chilean Merger”). In accordance with the terms of the Transaction Agreement, on the closing date of the Chilean Merger, Itaú Unibanco Holding S.A., Interhold, Gasa, CGHI, CGB and Saga entered into the Itaú Shareholders Agreement. Pursuant to the Itaú Shareholders Agreement, Itaú Unibanco Holding S.A., on the one hand, and CGHI, Interhold and Gasa (collectively, “Corp Group Parent”), on the other hand, will be entitled to designate a number of directors to the Issuer’s Board of Directors in proportion to its respective direct and indirect percentage ownership in the Issuer, rounded to the nearest whole number; provided that Itaú Unibanco Holding S.A. shall designate at least a majority of such directors appointed by them and that at least one of such directors is appointed by Corp Group Parent. In addition, pursuant to the Itaú Shareholders Agreement, the parties have agreed to cause the directors of the Board of Directors of the Issuer and its subsidiaries appointed by the parties to vote as a single block and in accordance with the recommendation of Itaú Unibanco Holding S.A.

The foregoing descriptions of the Transaction Agreement and the Itaú Shareholders Agreement are not intended to be complete and are qualified in their entirety by reference to the Transaction Agreement and the Itaú Shareholders Agreement, copies of which are filed as Exhibits to the Schedule 13D and incorporated herein by reference.

Item 5	Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the first three paragraphs thereof as follows:

(a) – (b) Collectively, the Reporting Persons beneficially own an aggregate of 169,754,098,464 shares of Common Stock representing approximately 33.13 % of the shares issued and outstanding.

CGB is the direct holder of 148,835,852,909 shares of Common Stock representing approximately 29.05% of the shares issued and outstanding.

Saga is the direct holder of 20,918,245,555 shares of Common Stock representing approximately 4.08% of the shares issued and outstanding.

Item 5(a) – (b) of the Schedule 13D is hereby amended by amending and restating the last paragraph thereof as follows:

By virtue of the Itaú Shareholders Agreement, the Reporting Persons and Itaú Unibanco Holding S.A. may each be deemed to be a member of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, the filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons and Itaú Unibanco Holding S.A. are members of any such group. Itaú Unibanco Holding S.A. has separately made a Schedule 13D filing reporting its beneficial ownership of the shares of Common Stock held by it. Collectively, the Reporting Persons and Itaú Unibanco Holding S.A. beneficially own an aggregate of 341,802,664,321 shares of Common Stock, representing approximately 66.71% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock held by Itaú Unibanco Holding S.A.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

On February 26, 2016, Saga sold, through the Chilean stock exchange, 344,218 shares of Common Stock at a price of Ch$5.80 per share.

Except as disclosed in this Amendment No. 4, none of the Reporting Persons has effected any transaction in Common Stock during the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of this Schedule 13D is hereby amended and restated as follows:

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information.

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement.

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of CorpGroup Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (previously filed).

Exhibit M	Amendment to Transaction Agreement (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2016

CORPGROUP BANKING S.A.

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

COMPAÑÍA INMOBILIARIA Y DE INVERSIONES SAGA SpA

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

CORPGROUP HOLDING INVERSIONES LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

CORPGROUP INVERSIONES LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

CORPGROUP FINANCIAL S.A.

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

CORPGROUP HOLDING INVERSIONES LIMITADA SOCIEDAD EN COMANDITA POR ACCIONES

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

CORPGROUP INTERHOLD SpA

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

INVERSIONES GASA LIMITADA

By:	/s/ María Pilar Dañobeitía Estades
Name:	María Pilar Dañobeitía Estades
Title:	Chief Executive Officer

/s/ Alvaro Saieh Bendeck Alvaro Saieh Bendeck

EXHIBIT INDEX

The Exhibit Index to this Schedule 13D is hereby amended and restated as follows:

Exhibit No.	Description

Schedule 1	Transaction History (previously filed).

Annex A	Instruction C Information.

Exhibit A	Joint Filing Agreement, dated May 29, 2014, among the Reporting Persons (previously filed).

Exhibit B	IFC Policy Agreement (previously filed).

Exhibit C	IFC Shareholders Agreement (previously filed).

Exhibit D	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit E	Itaú Shareholders Agreement.

Exhibit F	Itaú SHA Pledge Agreements (English translation) (incorporated by reference from Exhibit 5 to the Transaction Agreement attached as Exhibit 10C.1 to Form 20-F filed by the Issuer with the SEC on May 15, 2014). It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

Exhibit G	Itaú Credit Facility Agreement (English translation) (previously filed).

Exhibit H	Itaú Credit Pledge Agreements (English translations) (incorporated by reference from Exhibit A to the Itaú Credit Facility Agreement attached as Exhibit G to this Schedule 13D).

Exhibit I	Loan Agreement with Santander España (English translation) (previously filed).

Exhibit J	Promissory Notes to Inversiones Tauro S.A., Inversiones Seal S.A., SIF Inversiones S.A. and Inversiones Y Valores Limitada (English Translations) (previously filed).

Exhibit K	Indenture Relating to 6.750% Notes due 2023 of CorpGroup Banking S.A. (previously filed).

Exhibit L	February 2015 Policy Agreement (previously filed).

Exhibit M	Amendment to Transaction Agreement(previously filed).

ANNEX A

CorpGroup Banking S.A.

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

Compañía Inmobiliaria y de Inversiones SAGA SpA

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

CorpGroup Holdings Inversiones Limitada

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

Alvaro José Saieh Bendeck (Chairman)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation:	Chairman of CorpGroup Holding Inversiones Limitada and
Director of Corp Group Financial, S.A.

María Catalina Saieh Guzmán

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation:	Director of CorpGroup Banking S.A. and CorpGroup Financial S.A. and Vice-Chairman of CorpGroup Holding Inversiones Limitada

CorpGroup Inversiones Limitada

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

CorpGroup Financial S.A.

Directors:

Jorge Andrés Saieh Guzmán

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chairman of Corpbanca

María Catalina Saieh Guzmán

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation:	Director of CorpGroup Banking S.A. and
CorpGroup Financial S.A.

María Pilar Dañobeitía Estades

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

CorpGroup Holding Inversiones Limitada Sociedad en Comandita por Acciones

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

CorpGroup Interhold SpA (f/k/a Inversiones CorpGroup Interhold Limitada)

Administrators:

Jorge Andrés Saieh Guzmán

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chairman of Corpbanca

María Pilar Dañobeitía Estades

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group

Inversiones GASA Limitada

Officers:

María Pilar Dañobeitía Estades (Chief Executive Officer)

Business Address: Rosario Norte N°660, 22th Floor, Las Condes, Santiago, Chile

Citizenship: Republic of Chile

Present Principal Occupation: Chief Executive Officer of Corp Group